NeoMedia Technologies, Inc.
2201 Second Street, Suite 600
Ft. Myers, FL 33901


                               February 20, 2001


U.S. Securities and Exchange Commission
Office of Computer and On-Line Services
455th Street, N.W.
Washington, D.C. 20549


Attn:   Mark Schuman

        Re: NeoMedia Technologies, Inc./Form S-3 Registration Statement SEC File No. 333-55418; Filed February 12, 2001

Ladies and Gentleman:

         In connection with the filing of the above-referenced Registration Statement, the legend required by Section 473 was inadvertently omitted. The Registrant hereby amends the Form S-3 Registration Statement to include the following legend on the facing sheet of the document.

                  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THERAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

         Thank you for your consideration.

                                               NEOMEDIA TECHNOLOGIES, INC.

                                               By: /s/ CHARLES W. FRITZ
                                                   -----------------------------
                                                   Charles W. Fritz, Chairman